CONTRAVIR PHARMAECUTICALS, INC.

420 LEXINGTON AVENUE, SUITE 2012

NEW YORK, NEW YORK 10170

September 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                 Jeffrey P. Riedler, Assistant Director

Dan Greenspan

Christina DeRosa

Re:                     ContraVir Pharmaceuticals, Inc.

Form 10-12G

Filed August 8, 2013

File No. 000-55020

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated September 5, 2013 (the “Comment Letter”) relating to the Registration Statement on Form 10 (the “Form 10”) of ContraVir Pharmaceuticals, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

General

1.            Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.

Response

The Company acknowledges the Staff’s comment and understands it will be a reporting company beginning on the 60th day after the filing of the Form 10.

2.            Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

Response

The Company acknowledges the Staff’s comment.

3.            Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response

The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

September 20, 2013

4.            Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

•                    Describe how and when a company may lose emerging growth company status;

•                    Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                     State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(I), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response

The Company acknowledges the Staff’s comment and has updated pages 1, 12, 39 and 42 of the Form 10 in accordance with the Staff’s comment.

5.          Please advise us whether Synergy and ContraVir will enter into a formal separation and distribution agreement that will govern the terms of the contemplated spin-off. If there is such an agreement, please file it as an exhibit to your Form 10 and provide appropriate disclosure of the material terms of the agreement in your Information Statement. We may have further comments based on your response.

Response

The Company acknowledges the Staff’s comment and advises the Staff that currently there is no plan for Synergy and the Company to enter into a formal separation and distribution agreement regarding the contemplated spin-off since there is no operating business being transferred to the Company in connection with the proposed spin-off.

Exhibit 99.1 Information Statement

6.           We note your disclosure in several places throughout the Information Statement that you anticipate that ContraVir common stock will be quoted on the OTC Bulletin Board shortly after the distribution is completed. Please disclose the requirements for quotation on the OTCBB and the basis for your expectation that ContraVir shares will be quoted on the OTCBB within a short time following the distribution. Please also clarify what you mean by “shortly” after the distribution.

Securities and Exchange Commission

September 20, 2013

Response

The Company acknowledges the Staff’s comment and has updated pages 1, 6, 39, 40 and 66 of the Form 10 in accordance with the Staff’s comment.

Information Statement Summary

Our Company, page 5

7.                 To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the Information Statement that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field. For example, an explanation of the following scientific terms and phrases should accompany their first usage in the Information Statement:

• “nucleoside analogue prodrug of CF-1743;”

• “post-herpetic neuralgia;”

• “prodromal;”

• “last observation carried forward methodology;” and

• “top-line” adverse event findings

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 10, 11, 44, 45, 46 and 47 of the Form 10 in accordance with the Staff’s comment.

8.                 Please revise to spell out and define any terms, such as “post-herpetic neuralgia,” that will later be abbreviated throughout the filing. Please ensure that this long-form identification and definition accompanies the first usage of each such term in your document.

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 10 and 44 of the Form 10 in accordance with the Staff’s comment.

Risk Factors

9.                    Please add a risk factor addressing the fact that all of your assets, including your intellectual property, have been pledged as collateral to Synergy to secure your obligations under the June 5, 2013 Loan and Security Agreement and that failure to make payment to Synergy when due could jeopardize the ownership of your assets and have a material adverse effect on your business.

Response

The Company acknowledges the Staff’s comment and has updated page 35 of the Form 10 in accordance with the Staff’s comment.

“We have incurred significant losses since inception...,” page 10

10.          Please expand your risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

Securities and Exchange Commission

September 20, 2013

Response

The Company acknowledges the Staff’s comment and has updated page 10 of the Form 10 in accordance with the Staff’s comment.

“If third party vendors upon whom we rely...,” page I I

11.   We note your disclosure that you rely on third parties to conduct your preclinical studies and clinical trials. Please identify the specific suppliers of the critical activities on which you rely. In addition, to the extent that you are substantially dependent on any of these relationships, please file any underlying agreement with these parties as an exhibit to your registration statement.

Response

The Company acknowledges the Staff’s comment and has updated page 16 of the Form 10 in accordance with the Staff’s comment.

“We have limited capacity for recruiting and managing trials...,” page 11

12.   We note your disclosure that you may be at a competitive disadvantage. Please disclose whether you know of any competitors who have conducted or are conducting clinical trials for products that will compete with your product candidate.

Response

The Company acknowledges the Staff’s comment and has updated pages 16 and 17 of the Form 10 in accordance with the Staff’s comment.

“We have limited experience in the development of small molecule...,” page 12

13.   We note that this risk factor, as well as the risk factors on page 18 and 26 under the respective headings “If we are unable to retain or attract key employees...” and “If we fail to attract and keep senior management...,” are substantially similar. Accordingly, please consolidate into a single risk factor your discussion of the risk of failing to attract or retain key personnel. In such risk factor, please disclose the names of any key personnel and address whether you have had difficulty attracting employees, consultants, third-party contractors, or other key personnel in the past.

Response

The Company acknowledges the Staff’s comment and has updated pages 17 and 18 of the Form 10 in accordance with the Staff’s comment.

“The regulatory approval processes of the FDA and comparable foreign authorities...,” page 13

14.   We note your disclosure that you “plan to seek regulatory approval to commercialize [your] product candidate both in the United States. the European Union and in additional foreign countries.” Please identify the countries outside of the United States and the European Union, if known, in which you intend to seek regulatory approval to commercialize your product candidate. Please revise your statements on pages 15 and 45 to conform to this expanded disclosure.

Response

The Company acknowledges the Staff’s comment and has updated page 20 of the Form 10 in accordance with the Staff’s comment.

Securities and Exchange Commission

September 20, 2013

Risks Related to our Relationship with Synergy, page 29

15.   Please include a risk factor disclosing that the separation will take effect without a shareholder vote and, consequently, a shareholder’s sole recourse will be to divest itself of your parent company’s common stock in advance of the record date.

Response

The Company acknowledges the Staff’s comment and has updated page 37 of the Form 10 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, pages 34-36

Fair Value of Stock-Based Compensation Awards

16.   Although you disclose in the notes to financial statements that the Company does not have any outstanding stock options or warrants as of June 30, 2013, please include an itemized chronological schedule covering any equity instruments that have been or will be issued as of the most recent date available (including stock units, options, warrants, etc.) and include the following information separately for each equity instrument issuance:

• The date of the transaction;

• The number of equity instruments issued or options granted;

• The exercise price of equity instruments granted if applicable;

• The fair value of the common stock on each grate date and how the fair value was determined;

• Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

• If the valuation specialist was a related party, please state that fact.

Response

The Company acknowledges the Staff’s comment and advises the Staff that as of June 30, 2013 there were no outstanding stock options or warrants and as such the Company respectfully believes this comment is not applicable at this time.  The Company has updated pages 41 and 43 of the Form 10 to make note that there were no outstanding stock options or warrants as of June 30, 2013.

Business

17.   It is our understanding that Synergy acquired all of the assets related to FV-100 from Bristol-Meyers Squibb Company in 2012 pursuant to an Asset Purchase Agreement dated August 17, 2012. According to disclosure provided by Synergy in its periodic reports filed with the Commission, the terms of the Asset Purchase Agreement provided for an exclusive license to the patent portfolio in exchange for an upfront payment of $1 million, future milestone payments and a single digit royalty based on net sales. Accordingly, please advise us, and revise your disclosure as necessary, whether ContraVir will assume the obligations that Synergy owed to Bristol-Myers. If so, please disclose the material terms of this agreement and file the Asset Purchase Agreement as an exhibit to your Form 10 registration statement.

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 44 and 48 of the Form 10 in accordance with the Staff’s comment.

Securities and Exchange Commission

September 20, 2013

18.    Furthermore, since it appears that the FV-100 assets acquired by Synergy from Bristol-Meyers were subject to a license, please advise us, and revise your disclosure as necessary, of the nature of this license, the identity of the licensor and licensee, and the extent to which this license will impact ContraVir. If the license will govern ContraVir’s development and eventual sale of products derived from these licensed assets, please revise your Information Statement to provide the material terms of such license, including the duration, termination provisions, payment provisions and any other material obligations between the parties to the license.

Response

The Company acknowledges the Staff’s comment however the Company advises the Staff that in accordance with the asset purchase agreement, dated August 24, 2012, between Synergy Pharmaceuticals, Inc. and Bristol-Meyers Squibb Company (“BMS”), Synergy acquired all the intellectual property related the FV-100 assets from BMS.  All of this intellectual property was then contributed to the Company by Synergy in accordance with the contribution agreement, dated June 5, 2012, as amended, by and between the Company and Synergy.  The Company advises the Staff’s that it has updated page 48 of the Form 10 to state that the Company owns the intellectual property acquired from BMS.

19.    It is our understanding that the Phase 2 clinical trial for FV-100, completed in December 2010, was conducted by Inhibitex rather than Synergy. In fact, it appears that you were not involved at all in this trial and, since Synergy’s acquisition of the Inhibitex assets from Bristol-Myers in August 2012, Synergy has not engaged in any clinical study of FV-100 or materially advanced the development of the drug candidate. As such, please revise your disclosure throughout the Information Statement to make this clear.

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 14 and 44 of the Form 10 in accordance with the Staff’s comment.

20.    It is also our understanding that the Phase 2 trial for FV-100 did not meet its primary endpoint of a 25% reduction in the severity and duration of shingles-related pain as compared to Valtrex and that the results obtained from the study were not statistically significant. Please revise your disclosure throughout the Information Statement as necessary to make this clear. We note, for example, your disclosure on page 37 that “there were no statistical differences observed on the primary endpoint” but that there were “numerically favorable differences” observed. This disclosure in your Overview section is not as clear as a statement that the study failed to meet its primary endpoint and results were not statistically significant. Furthermore, you should clarify what significance, if any, a “numerically favorable treatment difference” or a “relative treatment difference” have to the prospect that FV-100 will receive marketing approval from regulatory authorities and whether “numerically favorable treatment difference” or “relative treatment difference” are standards recognized by the FDA or any comparable foreign regulatory authority.

Response

The Company acknowledges the Staff’s comment and has updated pages 9, 44, 45, 46 and 47 of the Form 10 in accordance with the Staff’s comment.

21.    Given the poor results of the 2010 Phase 2 clinical trial for FV-100, please make clear throughout your

Securities and Exchange Commission

September 20, 2013

disclosure whether additional Phase 2 trials will be necessary, which could be quite lengthy and expensive, if the company continues with the development of this product candidate.

Response

The Company acknowledges the Staff’s comment and has updated pages 10, 14, 21 and 45 of the Form 10 in accordance with the Staff’s comment.

Overview, page 37

22.   Please identify the preclinical studies you reference that demonstrated the “significant” comparative potency of FV-100 against existing approved drugs for the treatment of shingles and specify the sponsor of these trials.

Response

The Company acknowledges the Staff’s comment and has updated pages 44 and 45 of the Form 10 in accordance with the Staff’s comment.

FV-100 Efficacy Summary

23.   Please disclose the primary endpoint of the study and clarify what the percentages of 3%, 7%, -4% and 14% in patients treated with FV-l00 and valacyclovir measured and the methodology for such measurements.

Response

The Company acknowledges the Staff’s comment and has updated pages 46 and 47 of the Form 10 in accordance with the Staff’s comment.

24.   Please explain the concepts of “statistical significance” and “p-values.” If available, please provide the p-values from the Phase 2 study and explain their significance.

Response

The Company acknowledges the Staff’s comment and has updated pages 46 and 47 of the Form 10 in accordance with the Staff’s comment.

25.   Please clarify, either in the narrative or in explanatory footnotes to your tables, what the information in each of the columns means. A lay reader may have difficulty interpreting the data provided. For example, in the first column of the first table, the meaning of “Least Squares Mean” and “BO130 days AUC S.E.” may be unclear, which obscures the meaning and significance of the numerical data in the column.

Response

The Company acknowledges the Staff’s comment and has updated page 47 of the Form 10 in accordance with the Staff’s comment.

26.   Please define abbreviations used in the tables.

Response

Securities and Exchange Commission

September 20, 2013

The Company acknowledges the Staff’s comment and has updated page 47 of the Form 10 in accordance with the Staff’s comment.

Intellectual Property page 40

27.   Please disclose whether your patents related to FV-l00 are licensed or owned. If licensed, please identify the licensor.

Response

The Company acknowledges the Staff’s comment and has updated page 48 of the Form 10 in accordance with the Staff’s comment.

Management, page 46

28.   Here and in the section entitled “Our Relationship with Synergy Following the Distribution” beginning on page 59, please disclose whether any of your officers and directors will continue their management functions at Synergy. If so, please describe how their responsibilities will be allocated and add a risk factor addressing the potential conflicts of interest that may arise as a result of members of management having dual responsibilities to ContraVir and Synergy. In addition, your table of officers and directors should, if applicable, also identify their positions with Synergy. We note, in this regard, that Messrs. Jacob and Denoyer have current employment agreements with Synergy rather than ContraVir.

Response

The Company acknowledges the Staff’s comment and has updated pages 36, 54 and 68 of the Form 10 in accordance with the Staff’s comment.

Executive Compensation, page 48

29.   We note that you have provided historical compensation information for Synergy officers and directors who will continue as ContraVir management following the separation. Please ensure that all such information for these individuals, which also appears in Synergy’s definitive proxy statement filed August 30, 2013, has been fully and accurately disclosed in the Information Statement.

Response

The Company acknowledges the Staff’s comment and has updated pages 54-63 of the Form 10 in accordance with the Staff’s comment.

30.You state that your Compensation Discussion and Analysis describes certain aspects of your anticipated compensation structure following the separation, yet this discussion appears to pertain exclusively to Synergy’s historical compensation practices. Please expand this disclosure as necessary to describe, if known, any compensation programs and policies specific to ContraVir that you anticipate adopting.

Response

The Company acknowledges the Staff’s comment and has updated page 56 of the Form 10 in accordance with the Staff’s comment.

Securities and Exchange Commission

September 20, 2013

Security Ownership of Certain Beneficial Owners and Management page 56

31.   Please expand your disclosure to include the addresses of beneficial owners, as required by Item 403 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has updated page 64 of the Form 10 in accordance with the Staff’s comment.

Description of Our Capital Stock Common Stock, page 63

32. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(I)(v) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has updated page 71 of the Form 10 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•                 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 297-0020 or Jeffrey J. Fessler, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer

cc:                              Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP

Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP

Bernard F. Denoyer, Chief Financial Officer